

Mailstop 3233

August 25, 2017

Via E-mail
Mr. Keith A. Istre
Chief Financial Officer
Lamar Advertising Company
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

Re: Lamar Advertising Company
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
File No. 001-36756

Dear Mr. Istre:

We have reviewed your June 19, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2017 letter.

Form 10-K filed on February 24, 2017

Item 8. Financial statements

Notes to consolidated financial statements, page 47

(2) Acquisitions, page 59

1.   We note in your response to our prior comment number one that you allocated $184.2 million of the price of the assets purchased from Clear Channel to site locations and $35.2 million to customer contracts. Please provide us with the following additional information:

- a detailed explanation of the nature of these two intangible assets;
- how values were assigned to these intangible assets;
- the amortization methods utilized for each asset type, including the GAAP basis for using those amortization methods; and
- how the useful lives of these assets were determined.

In addition, please tell us whether customer contracts are allocated to individual specific customers, and if not, the basis for your policy.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities